Exhibit 99.1
Release

DEUTSCHE BANK TO REDEEM POWERSHARES DB CRUDE OIL DOUBLE LONG EXCHANGE TRADED NOTES

NEW YORK, Sept. 1, 2009 – Deutsche Bank today announced that it will redeem all outstanding PowerShares DB Crude Oil Double Long Exchange Traded Notes (NYSE: DXO; TSX: DOU)(“the Notes”). Limitations imposed by the exchange on which Deutsche Bank manages the exposure of the Notes have resulted in a “regulatory event” as defined in the terms of the Notes, which has caused Deutsche Bank to redeem the Notes.

None of the other notes offered by Deutsche Bank are affected by today’s announcement, nor are the PowerShares DB exchange traded funds offered by DB Commodity Services LLC. Deutsche Bank will continue to maintain and develop new commodity exchange traded products and offer a full range of commodity trading services, in accordance with the changing regulatory environment. For more information about Deutsche Bank’s commodity exchange traded products business in the Americas, please visit: http://www.dbfunds.db.com.

Deutsche Bank expects to provide notice of this redemption on September 9, 2009.  The repurchase value of the Notes will be determined as of the date notice is given.  Payment of the repurchase value of the Notes will be made on the third business day following the date of notice. Daily creations of DXO will remain suspended. Daily repurchases at the option of investors will be accepted in the normal manner up to and including September 9.*

For further information please call:

Investors:

1-877-369-4617

Media:
Renee Calabro +1 212-250-5525

About Deutsche Bank

Deutsche Bank <NYSE: DB> is a leading global investment bank with a strong and profitable private clients franchise. A leader in Germany and Europe, the bank is continuously growing in North America, Asia and key emerging markets. With 78,896 employees in 72 countries, Deutsche Bank competes to be the leading global provider of financial solutions for demanding clients creating exceptional value for its shareholders and people.

www.db.com

* As disclosed in the pricing supplement relating to the Notes under the heading "Risk Factors - The market value of the securities may be influenced by many unpredictable factors," the market value of the Notes may be influenced by, among other things, the levels of supply and demand for the Notes. It is possible that the suspensions, as described above, may influence the market value of the Notes.  Deutsche Bank believes that the limitations on issuance and sale implemented may cause an imbalance of supply and demand in the secondary market for the Notes, which may cause the Notes to trade at a premium or discount in relation to their indicative value.  Therefore, any purchase of Notes in the secondary market may be at a purchase price significantly different from their indicative value.